EXHIBIT 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of Company North American Palladium Ltd. (the “Company”) Suite 2116 130 Adelaide Street West Toronto, Ontario M5H 3P5

Item 2 -	Date of Material Change December 10, 2007

Item 3 -	News Release The news release attached hereto as Schedule “A” was disseminated via CCN Marketwire on December 10, 2007.

Item 4 -

Summary of Material Change

The Company announced that it has exercised its option to form an operating joint venture with Vale Inco Limited (formerly CVRD Inco Limited) over the Shebandowan Property, located west of Thunder Bay, Ontario and within 100 kilometres of the Company's Lac des Iles mine.

Item 5 -	Full Description of Material Change See attached Schedule “A”.

Item 6 -	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7 -	Omitted Information Not applicable.

Item 8 -	Executive Officer The following senior officer of the Company is knowledgeable about the material change: Trent Mell Vice President, General Counsel & Corporate Secretary (416) 360-7971 Ext. 225

Item 9 -	Date of Report December 10, 2007

SCHEDULE “A”

PRESS RELEASE

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5 www.napalladium.com

For Immediate Release	News Release

North American Palladium Earns

50% Interest in the Shebandowan Property

TORONTO, December 10 – North American Palladium Ltd. (TSX:PDL) (AMEX:PAL) announced today that it has exercised its option to form an operating joint venture with Vale Inco Limited (formerly CVRD Inco Limited) over the Shebandowan Property, located west of Thunder Bay, Ontario and within 100 kilometers of the Company’s Lac des Iles mine.

The Company is party to an option and joint venture agreement with Vale Inco entitling it to earn a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties, totaling approximately 7,842 hectares. In order to earn a 50% interest in the property, the Company incurred $3 million in exploration expenditures and made cash payments totaling $200,000. Vale Inco retains the remaining 50% interest in the Shebandowan Property.

The Shebandowan Property includes the Shebandowan West Project, a nickel-copper-PGM property that encompasses three shallow mineralized zones known as the West, Road and “D” zones. The Shebandowan West Project’s mineralization is believed to represent the western extension of the Shebandowan mine orebody, which was in operation from 1972 to 1998. A mineral resource estimate for the Shebandowan West Project, prepared in compliance with National Instrument 43-101, was released on October 25, 2007.

The Company is considering a mine development scenario for the Shebandowan West Project that would entail excavation of the mineralization from the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at a refurbished mill. A scoping study and baseline environmental sampling are ongoing. If the results of the scoping study are favorable, the Company intends to commence a feasibility study and bulk sampling during the first half of 2008.

About North American Palladium

North American Palladium is Canada’s foremost primary producer of palladium. The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals.

About Vale Inco Limited

Vale Inco Limited is a leading producer of nickel, copper, cobalt and precious metals, based in Toronto, Canada. Vale Inco is a wholly-owned subsidiary of Companhia Vale do Rio Doce (NYSE: RIO), one of the world’s largest mining companies. Vale Inco has more than 12,000 employees worldwide and had net sales last year of over US$8 billion. Vale Inco is committed to the pursuit of sustainable growth by operating with respect for the natural environment and being an ethically and socially responsible company.

Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

Jim Excell

President & Chief Executive Officer

Tel: (416) 360-7971 Ext. 223

Email: jexcell@napalladium.com

Linda Armstrong

Director, Investor Relations

Tel: (416) 360-7971 Ext. 226

Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. Additional information is available in the Company’s MD&A filed on its website and on www.sedar.com.